

News Release – October 4, 2006

Lefa Exploration Update

TRADING SYMBOL: TORONTO & OSLO: **CRU** FRANKFURT: **KNC**   OTC-BB-other: **CRUGF**

LONDON, United Kingdom: October 4, 2006 - Crew Gold Corporation ("Crew" or the "Company") (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK.

- Resource drilling continues to extend the Fayalala, Lero-Karta, Camp de Base and Kankarta orebodies, with many intercepts returning results higher than current resource grades.
- Regional exploration significantly expanded.

Crew is pleased to announce that resource drilling during May to September 2006 at the LEFA Corridor Project has continued to provide encouraging results. Resource drilling has continued to extend the Fayalala, Lero-Karta, Camp de Base and Kankarta orebodies, with many intercepts returning results higher than current resource grades. Results at Fayalala are immediately east of the pit and should be captured by an extension to the current pit design. These grades are substantially higher than the current reserve grade for the Fayalala orebodies of 1.4 g/t Au.

Follow up work of new areas outside of the LEFA Corridor commenced with more advanced drilling programs. Visually encouraging intercepts were received from follow up drilling at Banora and Siguirini with results awaited.

Selective results from the May-September 2006 resource drilling program are presented below (full results on www.crewgold.com)

Hole ID	Hole Type	Max depth (m)	Precollar (m)	Depth From (m)	Depth To (m)	Intercept (metres @ grade)
Fayalala						
FAC1258	RC	140		12.0	23.0	11m @ 2.82 g/t
				28.0	40.0	12m @ 3.33 g/t
FAC1272	RC	90		48.0	64.0	16m @ 3.88 g/t
FAC1282	RC	102		41.0	51.0	10m @ 2.93 g/t
FAC1287	RC	132		17.0	27.0	10m @ 2.88 g/t
FAC1302	RC	120		51.0	61.0	10m @ 3.29 g/t
FACD1292	RCDDH	179.2	120.8	126.0	136.0	10m @ 5.38 g/t
Camp de Base						
LKCD0951	RCDDH	83.7	56.5	31.0	37.0	6m @ 6.98 g/t
LKCD0952	RCDDH	85	20.9	32.0	39.0	7m @ 2.50 g/t
LKCD0954	RCDDH	131	59.5	64.3	83.0	18.7m @ 2.47 g/t
LKCD0962	RCDDH	173.9	74.3	110.0	121.0	11.0m @ 3.47 g/t

Hole ID	Hole Type	Max depth (m)	Precollar (m)	Depth From (m)	Depth To (m)	Intercept (metres @ grade)
LKCD1001	RCDDH	181.5	71.4	37.0	46.0	9m @ 33.13 g/t
Lero South						
LKC0893	RC	96		85.0	91.0	6m @ 3.10 g/t
LKC0894	RC	164.5		117.0	122.0	5m @ 11.51 g/t
				152.0	163.0	11m @ 10.21 g/t
LKCD0895	RCDDH	192.6	132	133.5	141.5	8m @ 2.08 g/t
				159.1	171.0	11.85m @ 7.54 g/t
LKCD0897	RCDDH	254.4	130	205.0	212.0	7m @ 2.39 g/t
Lero-Karta						
LKCD0908	RCDDH	347.6	125.9	182.0	204.0	22m @ 1.96 g/t
				208.0	225.0	17m @ 3.85 g/t
				287.0	292.5	5.5m @ 8.39 g/t
LKCD0923	RCDDH	269.6	131.5	116.0	122.0	6m @ 3.19 g/t
LKCD0933	RCDDH	282.9	113.7	85.0	129.0	44m @ 3.75 g/t
LKCD0945	RCDDH	308.5	131.8	142.7	172.0	29.3m @ 2.26 g/t
LKCD0968	RCDDH	317.5	130.0	157.0	196.0	39m @ 5.34 g/t
				298.3	306.0	7.7m @ 5.23 g/t
LKCD0985	RCDDH	240.4	107.5	33.0	38.0	5m @ 2.11 g/t
				167.0	176.7	9.7m @ 3.05 g/t
				212.0	235.8	23.8m @ 7.37 g/t
LKCD0993	RCDDH	248.3	131.5	28.0	34.0	6m @ 2.64 g/t
				155.0	193.0	38m @ 4.17 g/t
LKCD0993	RCDDH	275.8	113.7	156.6	186.4	29.75m @ 2.22 g/t
				213.0	219.4	6.41m @ 4.64 g/t
Kankarta						
KK0372	RC	114		8.0	22.0	14m @ 2.09 g/t
KK0380	RC	108		85.0	94.0	9m@ 2.86 g/t
KK0420	RC	100		74.0	80.0	6m @ 2.80 g/t

Regional Exploration

Regional drilling also commenced at Banora (approximately 20km SE of Lero open pit) where large mineralized zones of quartz veining with abundant sulphide alteration have been observed at the old abandoned 1950's underground gold mine, with drilling extending the known size of the structure both along strike and down dip. Assay results are awaited.

A follow up programme of diamond drilling was completed at Siguirini to further the understanding of the controls on mineralisation at this prospect and results are awaited. Initial results for this prospect are very encouraging and have been reported previously.

During the third quarter, the Company embarked on a significant expansion of its regional exploration program. A dedicated aircore drill rig was sourced in July (augmenting the existing auger rig) to test the many targets that had been generated over the preceding quarters. These target areas had previously been identified through airborne magnetics, IP and Resistivity surveys, soil geochemistry and artisanal workings.

To date four priority 1 targets have been tested: Solabe, Fountou, Kounton Folon, and Sikasso. All are located within a radius of 10 kilometres of the current LEFA project. All the drilled targets intersected Birimian age sediments that are identical with those inside the LEFA corridor. In excess of 10,000m of aircore drilling has been completed since this expansion program was commissioned.

More than adequate funding has been put in place to allow this regional program to continue, with the highest priorities being the anomalous areas that lie within a 20 km radius to the LEFA corridor and which will have immediate potential to increase production.

The company has decided to accelerate the exploration program in 2007-08 and will target exploration and resource definition drilling programs at Lefa to double the reserve and resource base over the next 2-3 years. This would be a similar outcome to that from the intensive exploration program conducted in preparation for the Bankable Feasibility Study completed in 2004. Priority will be given to targets within trucking distance from the existing plant and targets with higher grade potential.

Jan Vestrum, President and CEO of Crew stated *"These results from resource extension drilling continue to impress with the recent new holes adding significant potential with extensive widths and higher grades. A number of the drill holes are within or close to the present pit designs which should enable higher grade material to be fed into the plant in an early phase with a potential to substantially increase gold output from the plant. In combination with results from the regional program to date, the Company is confident it can build a long term production profile for the Lefa operations in excess of the current 320,000 to 360,000 ounces per year Crew anticipates that drilling conducted during 2006 will translate into a significant increase in the resource endowment at Lefa. The Company has mobilized new and more efficient drilling equipment to enable it to more rapidly complete its programs. Further, Crew is particularly encouraged from results from the regional exploration and the Company is confident that the potential for organic growth at Lefa will enable it to play a significant role to achieve Crew's target of one million ounces annual gold production within the next two to three years."*

Quality Assurance and Control and Qualified Person
All drilling is conducted using industry accepted equipment and procedures for drilling and sampling. All drill intercepts reported in this press release relate to either RC percussion (dry samples, 1m intervals, >75% sample recovery) or NQ/HQ diamond drill core (half core samples, maximum 1m intervals, >95% sample recovery) for Resource definition drilling, all first pass regional exploration drilling is conducted using AC drilling, with follow up using RC. Historically, sampling and assaying of wet RC samples has occurred and this data is flagged in the resource database. A program of confirmatory diamond drilling is ongoing to verify the reliability of this data.

All assay results reported have been determined by 50 gram fire assay, aqua regia digest and atomic absorption spectrometer readings to a detection limit of 0.01 g/t gold by independent assay contractors SGS Siguiri. A check assay program with internationally recognized and certified umpire assay laboratories Genalysis (Perth, Australia) and ALS Chemex (Vancouver, Canada) is also conducted to confirm reliability of assay data. The data is verified on an ongoing basis by Crew's Qualified Person and independent resource consultants RSG Global of Australia.

Data, of a scientific or technical nature, regarding mineral reserves and mineral resources of Crew Gold Corporation and its subsidiaries included in this document has been verified by Mr. Andrew Pardey, the Chief Geologist. Mr. Pardey is a "qualified person" within the meaning of Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects.b Mr. Pardey is not "independent" of Crew Gold Corporation within the meaning of NI 43-101 as he holds securities of the company. All exploration work of the company is conducted under the supervision of Mr. Pardey.



Jan A Vestrum
President & CEO

Safe Harbour Statement

Certain statements contained herein, as well as oral statements that may be made by the company or by officers, directors or employees of the company acting on the company's behalf, that are not statements of historical fact, may constitute "forward-looking statements" and are made pursuant to applicable and relevant national legislation (including the Safe-Harbour provisions of the United States Private Securities Litigation Reform Act of 1995) in countries where Crew is conducting business and/or investor relations. Forward-looking statements, include, but are not limited to those with respect to Crew Acquisition Corp.'s intention to proceed with the compulsory acquisition. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "does not expect", "is expected", "targets", "budget", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or equivalents or variation, including negative variation, of such words and phrases, or state that certain actions, events or results, "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the company to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the price of gold, fluctuations in financial markets, investor interest in the proposed private placement. Although Crew has attempted to identify important factors that could cause actual actions, events or cause actions events or results not to be anticipated, estimated or intended, there can be no assurance that forward looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Except as may be required by applicable law or stock exchange regulation, the company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Accordingly, readers should not place undue reliance on forward-looking statements.